UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Beringer Wine Estates Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    084102102
              ----------------------------------------------------
                                 (CUSIP Number)

                           Richard A. Ekleberry, Esq.
--------------------------------------------------------------------------------
                               301 Commerce Street
                                   Suite 3300
                             Fort Worth, Texas 76102
                                 (817) 871-4000

                                    Copy to:

                              David Leinwand, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 28, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 084102102



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3

    4      SOURCE OF FUNDS*

           00 - Contributions from Partners; Distribution as Partner

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          8,603,888 (See Item 5)

                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      8,603,888  (See Item 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,603,888 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.7% (See Item 5)

   14      TYPE OF REPORTING PERSON*

           PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 084102102


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel I, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3

    4      SOURCE OF FUNDS*

           00 - Contributions from Partners; Distribution as Partner

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          857,471 (See Item 5)

                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      857,471  (See Item 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           857,471 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.4% (See Item 5)

   14      TYPE OF REPORTING PERSON*

           PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 084102102


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Wine Partners, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3

    4      SOURCE OF FUNDS*

           00 - Contributions from Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          68,956 (See Item 5)

                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      68,956  (See Item 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           68,956 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4% (See Item 5)

   14      TYPE OF REPORTING PERSON*

           PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 084102102


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG GenPar, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3

    4      SOURCE OF FUNDS*

           Not Applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          11,692 (See Item 5)

                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      11,692  (See Item 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,692 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 0.1% (See Item 5)

   14      TYPE OF REPORTING PERSON*

           PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Under the Securities Exchange Act of 1934, as amended (the "Act"), TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("Parallel") and TPG GenPar, L.P. ("GenPar") hereby amend their statement on Schedule 13D, dated November 14, 1997 (the "Schedule 13D"), relating to the Class B Common Stock, par value $0.01 per share (the "Class B Shares"), of Beringer Wine Estates Holdings, Inc. ("Beringer"). Wine Partners, L.P. ("Wine Partners") hereby joins TPG, Parallel and GenPar in filing this Amendment No. 1 to the Schedule 13D. Wine World Equity Partners, L.P. ("Wine World") previously filed the Schedule 13D with TPG, Parallel and GenPar, but in September 1999, Wine World was dissolved as described further in Item 2 below.

     Reference is made to (1) the Agreement and Plan of Merger, dated as of August 28, 2000 (the "Merger Agreement"), by and among Foster's Brewing Group Limited (ABN:49 007 620 886), a corporation organized under the laws of South Australia, Commonwealth of Australia ("Fosters"), Bordeaux Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Foster's ("Purchaser"), and Beringer, and (2) the Tender, Voting and Option Agreement, dated as of August 28, 2000 (the "Tender Agreement"), by and among Foster's, Purchaser and the stockholders of Beringer (the "Selling Stockholders") signatory thereto (including TPG, Parallel, Wine Partners and GenPar).

     Pursuant to the terms of the Merger Agreement, on September 1, 2000, Foster's and Purchaser filed a Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "SEC"), commencing a tender offer (the "Offer") to purchase for $55.75 per share, net to the seller in cash (1) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares," and together with the Class B Shares, the "Shares"), of Beringer and (2) all outstanding Class B Shares. The obligations of Foster's and Purchaser to purchase Shares pursuant to the Offer is subject to certain conditions described in the Schedule TO, including there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares that, together with any Shares that Purchaser has the right to acquire pursuant to the Tender Agreement (excluding Shares subject to the Tender Agreement that have been validly tendered and not withdrawn prior to the expiration date of the Offer) and any Shares then owned by Foster's or any of its subsidiaries, constitutes at least a majority of the total voting power of the outstanding securities of Beringer entitled to vote in the election of directors or in a merger, calculated on a fully-diluted basis on the date of purchase (the "Minimum Condition"). The Merger Agreement provides that, subject to certain conditions, following the purchase of Shares by Foster's and Purchaser pursuant to the Offer, Purchaser and Beringer will be merged (the "Merger"), and each Share not purchased pursuant to the Offer will be converted in the Merger into the right to receive $55.75 in cash or any higher price per Share paid in the Offer. The Merger Agreement has been filed by Foster's and Purchaser with the SEC as Exhibit (d)(1) to the Schedule TO. The Tender Agreement has been filed as
Exhibit 1 to this Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

     The Class B Shares are registered under Section 12 of the Act. The Class A Shares are not registered under Section 12 of the Act.

     Pursuant to the terms of Beringer's Restated Certificate of Incorporation, as amended (the "Beringer Certificate"), holders of Class A Shares have the right to convert their Class A Shares into the same number of Class B Shares at any time upon notice to the Company of their intent to so convert their Class A Shares into Class B Shares. In addition, pursuant to the Beringer Certificate, Class A Shares automatically are converted into Class B Shares upon certain transfers of Class A Shares. Beneficial ownership of Class B Shares of any person reported herein includes all Class A Shares beneficially owned by such person.

     Unless otherwise defined herein, all defined terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 1. Security and Issuer.
             -------------------

     Item 1 is hereby amended and restated in its entirety to read as follows:

     The name of the issuer is Beringer Wine Estates Holdings, Inc., a Delaware corporation ("Beringer"). Beringer's principal executive offices are located at 610 Airpark Road, Napa, CA 94558. The title of the securities to which this Statement relates is the Class B Common Stock, par value $0.01 per share, of Beringer Wine Estates Holdings, Inc.

     Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety to read as follows:

     (a) This Schedule 13D Statement is hereby filed by TPG, Parallel, Wine World, Wine Partners and GenPar. The term "Reporting Persons" means (i) TPG, Parallel, Wine World and GenPar when used in the Schedule 13D and (ii) TPG, Parallel, Wine Partners and GenPar when used in Amendment No. 1 to the Schedule 13D. The Reporting Persons are making this single, joint filing because they are controlled by the same controlling persons.

     (b)-(c) TPG is a Delaware limited partnership formed in 1993 to invest in securities of entities to be selected by its general partner. TPG also served as sole general partner of Wine World. The principal business address of TPG, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of TPG, is set forth below.

     Parallel is a Delaware limited partnership formed in June 1994 to invest along with TPG in securities of entities to be selected by its general partner. The principal business address of Parallel, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of Parallel, is set forth below.

     Wine World was a Delaware limited partnership formed in December 1995 to invest in securities of Beringer. The principal business address of Wine World, which also served as its principal office, was 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG, which was the sole general partner of Wine World, is set forth below. After the filing of the Schedule 13D, Wine World was subsequently dissolved in September 1999, and distributed its Shares as follows:

                                   Class A Shares            Class B Shares
      TPG                                121,350                  406,489
      Parallel                            12,096                   40,516
      Other Limited Partners                   0                  580,282
      Total                        ----------------          --------------
                                         133,446                1,127,287

     Wine Partners is a Delaware limited partnership formed in March 1998 to invest in securities of Beringer. The principal business address of Wine Partners, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG Advisors, Inc. ("Advisors"), the sole general partner of Wine Partners, is set forth below.

     GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of TPG and Parallel. The principal business address of GenPar, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Advisors, the sole general partner of GenPar, is set forth below.

     Advisors is a Delaware corporation, the principal business of which is serving as the sole general partner of GenPar and Wine Partners. The principal business address of Advisors, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors are as follows:


NAME                     RESIDENCE OR BUSINESS ADDRESS         PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     -----------------------------         ----------------------------------

David Bonderman            301 Commerce Street,                      President and Director of Advisors
                           Suite 3300
                           Fort Worth, Texas 76102

James G. Coulter           345 California Street                     Vice President and Director of
                           Suite 3300                                Advisors
                           San Francisco, California 94104

William S. Price III       345 California Street                     Vice President and Director of
                           Suite 3300                                Advisors
                           San Francisco, California 94104

James J. O'Brien           301 Commerce Street,                      Vice President, Secretary and
                           Suite 3300                                Treasurer of Advisors
                           Fort Worth, Texas 76102

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

     Item 3. Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

     Item 3 is hereby amended by inserting the following at the end thereof:

     In March 1998, Wine Partners acquired 68,956 Class A Shares from Beringer, the funds used for which consisted of $2,892,015.00 in contributions made to Wine Partners from its partners.

     TPG received 121,350 Class A Shares and 406,489 Class B Shares and Parallel received 12,096 Class A Shares and 40,516 Class B Shares from Wine World as a result of the dissolution of Wine World and a distribution of Wine World's Shares to each of them in their capacities as partners of Wine World.

     GenPar was granted 11,692 Class B Shares in lieu of directors' fees earned by Messrs. Bonderman, Coulter and Price as directors of Beringer.

     Item 4. Purpose of Transaction.
             ----------------------

     Item 4 is hereby amended and restated in its entirety to read as follows:

     As described above, the Merger Agreement provides for the acquisition of all the outstanding equity securities of Beringer by Foster's and Purchaser pursuant to the Offer and Merger, subject to certain conditions including the Minimum Condition. As a condition to their execution of the Merger Agreement, Foster's and Purchaser required that the Selling Stockholders execute the Tender Agreement. The purpose of the execution of the Tender Agreement by the Reporting Persons was to induce Foster's and Purchaser to execute the Merger Agreement.

     Pursuant to the terms of the Tender Agreement, each Selling Stockholder has agreed to validly tender (and not withdraw), in accordance with the Offer, not later than the tenth business day after commencement of the Offer, all of the Shares beneficially owned as of August 28, 2000 or acquired after August 28, 2000 by the Selling Stockholders ("Subject Shares") (other than Shares for which unexercised outstanding stock options (the "Options") granted under Beringer's equity incentive plans are exercisable unless such Options have been exercised). In the event that, notwithstanding the foregoing provision, any Subject Shares are for any reason withdrawn from or not purchased under the Offer, those Subject Shares will remain subject to the terms of the Tender Agreement. Nothing in the Tender Agreement obligates any Selling Stockholder to exercise any Options to purchase Shares.

     Each Selling Stockholder also has agreed in the Tender Agreement that at any meeting of the stockholders of Beringer called to consider and vote upon the adoption of the Merger Agreement, and in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of Beringer's stockholders, such Selling Stockholder will vote or cause to be voted (including by written consent, if applicable) all of the Selling Stockholder's Subject Shares which it has the right to vote in favor of the adoption of the Merger Agreement and in favor of any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement that is considered and voted upon at any meeting or made the subject of any written consent, as applicable. Each Selling Stockholder has further agreed that at any meeting of the stockholders called to consider and vote upon any Adverse Proposal (as defined below), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of stockholders, each Selling Stockholder will vote or cause to be voted (including by written consent, if applicable) all of the Selling Stockholder' Subject Shares which it has the right to vote against the adoption of such Adverse Proposal. For purposes of the Tender Agreement, the term "Adverse Proposal" includes, among other things:

     o    other than the transactions contemplated by the Merger Agreement, any
          (i) merger, consolidation or other business combination, recapitalization, liquidation, share exchange, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving Beringer or any of its subsidiaries; (ii) acquisition in any manner, directly or indirectly, of a 30% or greater interest in the outstanding voting securities of, or a material equity interest in a substantial portion of the assets of, Beringer or any of its subsidiaries, including any single or multi-step transaction or series of related transactions which is structured to permit a third party to acquire beneficial ownership of 30% or greater equity interest in Beringer; (iii) acquisition in any manner, directly or indirectly, of any material portion of the business or assets (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale) of Beringer; or (iv) other transaction that is intended or would be reasonably likely to frustrate the completion of the transactions contemplated by the Merger Agreement (an "Acquisition Transaction"); or

     o any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of Beringer set forth in the Merger Agreement.

     Each Selling Stockholder appointed Foster's and any designee of Foster's as such Selling Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to all of the Selling Stockholder's Subject Shares which it has the right to vote:

     o in accordance with the agreement to vote Subject Shares as described above; and

     o to sign its name (as stockholder) to any consent, certificate or other document relating to Beringer required or permitted under the Delaware General Corporation Law in connection with any matter referred to in such agreement to vote Subject Shares.

     Under the Tender Agreement, each Selling Stockholder granted to Foster's an irrevocable option (each, a "Subject Option" and, collectively, the "Subject Options") to purchase the Selling Stockholder's Subject Shares on the terms and subject to the conditions set forth in the Tender Agreement at a purchase price per share equal to $55.75 per Share (or any greater amount paid for Shares pursuant to the Offer) (the "Per Share Amount"). The Subject Options become exercisable if the Offer is consummated but (whether due to improper tender or withdrawal of tender) Purchaser has not accepted for payment and paid for all of the Subject Shares. The Subject Options are exercisable in whole but not in part.

     Under the Tender Agreement, TPG, Parallel, GenPar and Wine Partners agreed that if the Merger Agreement is terminated under certain circumstances in which Foster's is entitled to receive a termination fee from Beringer and not later than one year from the date the Merger Agreement is terminated (i) Beringer consummates a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any sale of all or substantially all of the assets or equity securities of, Beringer and its subsidiaries (a "Business Combination"), (ii) Beringer enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an Acquisition Transaction providing for a Business Combination, which Business Combination is ultimately consummated, irrespective of when such consummation occurs, (iii) a Reporting Person disposes of any or all of its Subject Shares to any person not an affiliate or an associate of Foster's or Purchaser or to Beringer or any affiliate thereof in connection with a Business Combination, or (iv) a Reporting Person realizes proceeds in respect of its Subject Shares as a result of a distribution to the Reporting Person by Beringer following the sale of substantially all of Beringer's assets in connection with a Business Combination, in each case at a per share price or with equivalent per share proceeds having a value in excess of the Per Share Amount (the "Subsequent Price"), then the Reporting Person will promptly pay to Foster's an amount equal to one-half of the product of:

     o the excess of the Subsequent Price over the Per Share Amount, multiplied by

     o the number of Subject Shares beneficially owned (other than beneficially owned solely by reason of having a right to vote) by the Reporting Person at the time the Business Combination is consummated or at the time of disposal by the Reporting Person.

     The Tender Agreement provides that, if Shares are purchased in the Offer in accordance with the terms of the Merger Agreement, Foster's and Purchaser will jointly and severally indemnify fully, hold harmless and defend the Reporting Persons and their respective successors and assigns solely in such party's capacity as a stockholder of Beringer (collectively, the "Indemnitees") from and against any and all costs and expenses (including, but not limited to, reasonable attorneys' fees and the costs and expenses of investigating, defending and litigating any claims), judgments, fines, losses, claims, damages and liabilities to the extent sustained or incurred by any Indemnitee in connection with any action, suit or proceeding by or on behalf of any stockholder, other than an Indemnitee (a "Claim") arising out of, relating to or based upon the Tender Agreement or the Merger Agreement or the transactions contemplated thereby so long as the Indemnitee acted in good faith in connection with the matters that are the subject of such Claim. Notwithstanding anything contained in the Indemnification provision of the Tender Agreement, no claim for indemnity under this provision may be asserted by any Indemnitee arising or resulting from:

     o any breach by Beringer of any representation, warranty or covenant of Beringer in the Merger Agreement; or

     o any breach by any party to the Tender Agreement (other than by Foster's or Purchaser) of any representation, warranty or covenant in the Tender Agreement.

     Each of the parties to the Tender Agreement has made customary representations and warranties. In addition, each Selling Stockholder has agreed that such Selling Stockholder will not directly or indirectly:

     o except in accordance with the terms of the Tender Agreement and for the conversion of Subject Shares at the effective time of the Merger (the "Effective Time") in accordance with the terms of the Merger Agreement and certain other limited circumstances, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Selling Stockholder's Subject Shares;

     o acquire any Shares or other securities of Beringer (other than in the event of any adjustment of Beringer's Shares or the grant of Shares to members of the Beringer Board as director compensation in accordance with past practice);

     o except in accordance with the terms of the Tender Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares; or

     o take any action that would reasonably be expected to make any of the Selling Stockholder's representations and warranties contained in the Tender Agreement untrue or incorrect or have the effect of impairing the ability of the Selling Stockholder to perform its obligations under the Tender Agreement or preventing or delaying the consummation of any of the transactions contemplated by the Tender Agreement.

     The Tender Agreement provides that no Selling Stockholder will take, or authorize or permit any of its officers, directors, employees, agents or representatives (including any investment banker, financial advisor, attorney or accountant of the Selling Stockholder) to take, any action, directly or indirectly, to (i) solicit, initiate, encourage submission of proposals or offers from any person relating to, or that could reasonably be expected to lead to, an Acquisition Transaction, (ii) participate in any negotiations or discussions regarding an Acquisition Transaction, (iii) furnish to any person any information with respect to an Acquisition Transaction, (iv) facilitate any effort or attempt by any other person to do or seek an Acquisition Transaction, or (v) enter into any Acquisition Agreement or any agreement in principle, acquisition agreement or other similar agreement requiring it to abandon, terminate or fail to consummate the Offer, the Merger or any other transaction contemplated by the Merger Agreement or to consummate an Acquisition Transaction. Each Selling Stockholder has agreed to immediately advise Foster's in writing of the receipt of a request for information or any inquiries or proposals relating to an Acquisition Transaction. Notwithstanding anything in the Tender Agreement to the contrary:

     o if any Selling Stockholder is a director of Beringer, that Selling Stockholder may take actions in its capacity as a director to the extent permitted by the "no shop" provision in the Merger Agreement; and

     o if any Selling Stockholder is an officer of Beringer, he or she may take actions in his or her capacity as an officer to the extent directed to do so by the Beringer Board in compliance with the "no shop" provision in the Merger Agreement.

     The Tender Agreement will terminate on the earliest to occur of:

     o    the purchase of all the Subject Shares in the Offer;

     o    the Effective Time; or

     o the date the Merger Agreement is terminated in accordance with its terms.

     The Tender Agreement may be earlier terminated by the mutual consent of Foster's and the Selling Stockholders representing a majority of the Subject Shares subject to the Tender Agreement.

     In the event of termination of the Tender Agreement, the agreement will become null and void and of no effect with no liability on the part of any party and all proxies granted thereby will be automatically revoked, except that termination will not relieve any party from any liability for any breach of that agreement occurring prior to such termination. Notwithstanding anything in the Tender Agreement to the contrary, if the Tender Agreement is terminated for any reason, the sharing of profits provision described above will survive such termination indefinitely and if the Tender Agreement is terminated after Shares are purchased in the Offer or the Effective Time, the Indemnification provision described above will survive such termination for a period of six years.

     The Tender Agreement provides that nothing therein shall limit or affect any actions taken by any Selling Stockholder in his or her capacity as an officer or director of Beringer and that none of such actions in any such capacity shall be deemed to constitute a breach of the Tender Agreement.

     The Tender Agreement is attached as Exhibit 1 to this Amendment No. 1 to the Schedule 13D and the terms thereof are incorporated herein by reference.

     The Selling Stockholders signatory to the Tender Agreement beneficially own, in the aggregate, 10,738,882 Class B Shares (including 1,312,530 Class A Shares), which constitutes 54.4% of the outstanding Class B Shares. As a result, if the Selling Stockholders comply with the terms of the Tender Agreement, the Minimum Condition will be satisfied. In calculating the percentage of the outstanding Class B Shares beneficially owned by the Selling Stockholders, it was assumed for purposes of this Amendment No. 1 to the Schedule 13D that all Class A Shares beneficially owned by the Selling Stockholders had been converted into Class B Shares.

     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) - (d) The aggregate number of Class B Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,603,888 (including 1,083,012 Class A Shares), which constitutes approximately 43.7% of the outstanding Class B Shares. The aggregate number of Class B Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 857,471 (including 107,934 Class A Shares), which constitutes approximately 4.4% of the outstanding Class B Shares. The aggregate number of Class B Shares that Wine Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 68,956 (all of which are Class A Shares), which constitutes approximately 0.4% of the outstanding Class B Shares. The aggregate number of Class B Shares that GenPar owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,692, which constitutes less than 0.1% of the outstanding Class B Shares. In addition, GenPar, as the general partner of TPG and Parallel, may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own those Shares held by TPG and Parallel described above. In calculating the percentages of the outstanding Class B Shares beneficially owned by the Reporting Persons, it was assumed for purposes of this Amendment No. 1 to the Schedule 13D that all Class A Shares beneficially owned by the Reporting Persons had been converted into Class B Shares.

     Foster's, Purchaser, the Reporting Persons and the other Selling Stockholders may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) of the Act by virtue of the Tender Agreement. As a result, each member of such "group" may be deemed to beneficially own an aggregate of 10,738,882 Class B Shares (including 1,312,530 Class A Shares) which are subject to the Voting Agreement. However, each of the Reporting Persons does not believe such a "group" exists and disclaims beneficial ownership of any Shares that would result from the existence of such a group because (a) each of the Selling Stockholders is severally and not jointly obligated to comply with the Tender Agreement and (b) each Selling Stockholder has entered into the Tender Agreement in order to dispose of their Shares and Foster's and Purchaser have entered into the Tender Agreement in order to acquire such Shares.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Shares.

     (e) Wine World ceased to be the beneficial owner of more than five percent of the Class B Shares in September 1999.

     The information set forth in Items 3 and 4 above is incorporated by reference into this Item 5.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
             -------------------------------------------------------------

     Item 6 is hereby amended by incorporating by reference into this Item 6 the information set forth in Items 4 and 5 above.

     Item 7. Materials to be Filed as Exhibits.
             ---------------------------------

1. Tender, Voting and Option Agreement, dated August 28, 2000, by and among Foster's, Purchaser and the stockholders signatory thereto.

2. Joint Filing Agreement, dated September 26, 2000, by and among the Reporting Persons.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2000

                                    TPG Partners, L.P.
                                    a Delaware Limited Partnership

                                        By:  TPG GenPar, L.P.
                                        a Delaware Limited Partnership,
                                        General Partner

                                           By:  TPG Advisors, Inc.
                                           a Delaware Corporation,
                                           General Partner

                                           By:  /s/ Richard A. Ekleberry
                                                ------------------------
                                           Name:  Richard A. Ekleberry
                                           Title: Vice President



                                    TPG Parallel I, L.P.
                                    a Delaware Limited Partnership

                                        By:  TPG GenPar, L.P.
                                        a Delaware Limited Partnership,
                                        General Partner

                                             By:  TPG Advisors, Inc.
                                             a Delaware Corporation,
                                             General Partner

                                             By:  /s/ Richard A. Ekleberry
                                                   ------------------------
                                             Name:  Richard A. Ekleberry
                                             Title: Vice President

                                    Wine Partners, L.P.
                                    a Delaware Limited Partnership

                                        By:  TPG Advisors, Inc.
                                        a Delaware Corporation,
                                        General Partner

                                             By:  /s/ Richard A. Ekleberry
                                                  ------------------------
                                             Name:  Richard A. Ekleberry
                                             Title: Vice President



                                    TPG GenPar, L.P.
                                    a Delaware Limited Partnership

                                        By:  TPG Advisors, Inc.
                                        a Delaware Corporation,
                                        General Partner

                                             By:  /s/ Richard A. Ekleberry
                                                  ------------------------
                                             Name:  Richard A. Ekleberry
                                             Title:   Vice President

                                  EXHIBIT INDEX
                                  -------------


NO.               DESCRIPTION
---               -----------

1. Tender, Voting and Option Agreement, dated August 28, 2000, by and among Foster's, Purchaser and the stockholders signatory thereto.

2. Joint Filing Agreement, dated September 26, 2000, by and among the Reporting Persons.